[redacted]

DD

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 13 2015
WASH, D.C.
201

SECURI 15025381 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FocalPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Suite 1550
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nishen Radia 310 405-7077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/17/15

OATH OR AFFIRMATION

I, Nishen Radia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocalPoint Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Managing Director
Title

[signature]
Notary Public

JAMES BLANCHARD
Commission # 2038551
Notary Public - California
Los Angeles County
My Comm. Expires Sep 20, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FocalPoint Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
FocalPoint Securities, LLC
Los Angeles, CA 90025

I have audited the accompanying statement of financial condition of FocalPoint Securities, LLC (the "Company"), a California limited liability company, as of December 31, 2014 and the related statements of income (loss), changes in members' equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 21, 2015

FocalPoint Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 907,204
Accounts receivable	129,171
Prepaid expenses	157,617
Furniture, fixtures and equipment, net of depreciation of $193,826	57,918
Leaseholds and Other Intangibles, net of amortization of $8,027	68,959
Security deposit	118,387
Total Assets	$ 1,439,256

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued liabilities	$ 219,742
Accrued salaries and wages	600,568
State Income tax payable	15,334
Total Liabilities	835,644
Members' Equity	603,612
Total Liabilities and Members' Equity	$ 1,439,256

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Income
Year Ended December 31, 2014

Revenues	
Fees and other revenues	$ 5,707,514
Total Income	5,707,514
Expenses	
Advertising and marketing	314,955
Auto expense	9,649
Computer expenses	93,025
Consultants	366,450
Contract labor	18,900
Depreciation and amortization	28,229
Insurance	256,061
Interest expense	891
Legal and professional fees	141,448
Licenses and fees	24,167
Office expenses	67,952
Regulatory fees	48,635
Reimbursable expenses	(51,214)
Repairs	596
Rent	327,102
Research	94,325
Salaries, wages and related expenses	3,288,589
Telephone	63,005
Website design	9,000
All other expenses	91,016
Total Expenses	5,192,780
Income Before Provision for Income Taxes	514,734
Income tax provision	16,134
Net Income	$ 498,600

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2014

	Total
Balance, December 31, 2013	$ 915,627
Net Income	498,600
Capital Contribution	250,000
Capital Distribution	(1,060,616)
Balance, December 31, 2014	$ 603,612

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Changes in Financial Condition
Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net income	$	498,600
Depreciation and amortization		28,229
Accounts receivable		(129,171)
Prepaid expenses		(92,742)
Deposits		(90,433)
Accounts payable and accrued liabilities		199,106
Accrued salaries and wages		188,316
State Income tax payable		2,744
Net cash from operating activities		604,648
Cash Flows from Investing Activities:		
Purchases of property and equipment		(89,042)
Cash Flows for Investing Activities		(89,042)
Cash Flows from Financing Activities:		
Contribution of Capital		250,000
Distribution of capital		(1,060,616)
Cash Flows for Financing Activities		(810,616)
Net decrease in cash		(295,008)
Cash at beginning of year		1,202,212
Cash at end of year	$	907,204

SUPPLEMENTAL INFORMATION

Interest paid	$	891
Income taxes paid	$	26,579

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

FocalPoint Securities, LLC (the "Company") was incorporated in the State of California on October 7, 1971 under the name of JB Financial. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Mergers and acquisitions services – Raising capital and M&A services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Note 2 - Significant Accounting Policies (continued)

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Cash	$ 907,204	$ -	$ -	$ 907,204

Note 4 - Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits. At December 31, 2014, there were cash balances on deposit of approximately $620,557 in excess of FDIC insured limits. Management believes the organizations are not exposed to any significant credit risk related to cash and equivalents.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $71,560 which was $15,823 in excess of its required net capital of $55,737.

Note 6 - Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus an $11,790 California LLC fee and a $3,544 Illinois LLC fee.

Note 7 – Operating Lease Commitments

The Company leases facilities in the City of Los Angeles and the City of Chicago under a long-term agreement expiring March 31, 2020 and November 30, 2016 respectively. The annual rental commitments for years ending December 31, is as follows:

	Los Angeles	Chicago
2015	$ 331,614	$ 45,975
2015	378,456	42,900
2017	395,412	-
2018	413,271	-
2019	432,039	-
2020 and there after	109,197	-
	$ 2,059,989	$ 88,875

Rental expense for the year was $ 327,102, which includes $54,832 in parking expenses

Note 8 – Pension Plan

During 2010, the Company adopted a 401 (k) plan covering eligible employees of the Company. All Fulltime Employees are eligible to participate in the plan after one year of service. There is no company match.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 21, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FocalPoint Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2014

Computation of Net Capital			
Total ownership equity from statement of financial condition		$	603,612
Nonallowable assets			
Prepaid expenses	157,617		
Accounts receivable	129,171		
Furniture, fixtures and equipment net of depreciation	57,918		
Leasehold improvement	68,959		
Security deposit	118,387		(532,052)
Net Capital		$	71,560
Computation of Net Capital Requirements			
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		$	55,737
Minimum dollar net capital required		$	5,000
Net Capital required (greater of above amounts)		$	55,737
Excess Capital		$	15,823
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$	(12,004)
Computation of Aggregate Indebtedness			
Total liabilities		$	835,644
Aggregate indebtedness to net capital			11.68

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation		
Variance		74,307
Accruals		(2,747)
Net Capital per Audited Report	$	71,560

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

FocalPoint Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
FocalPoint Securities, LLC

I have reviewed management's statements, included in the accompanying FocalPoint Securities, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2) (i)) (the "exemption provisions") from June 1, 2014 to December 31, 2014, and (2) the Company stated that they met the identified exemption provisions from June 1, 2014 to December 31, 2014 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 21, 2015

FOCALPOINT
Investment Banking

FocalPoint Partners, LLC
11150 Santa Monica Blvd, Suite 1550
Los Angeles, CA 90025
310.405.7000 F:310.405.7077
www.focalpointllc.com

February 20, 2015

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

FocalPoint Securities met the Section 204, 15c3-3 K 2 i exemption for the period June 1, 2014 to December 31, 2014.

Sincerely,

Rajesh Sood
Managing Director

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Members
FocalPoint Securities, LLC
Los Angeles, CA 90025

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FocalPoint Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating FocalPoint Securities, LLC's compliance with the applicable instructions of the Form SIPC-7. FocalPoint Securities, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting a small difference as per the schedule below:

	Per SIPC 7 filed	Per Audit	Difference
Item 2a	$5,763,314	$5,758,728	$ (4,856)
Item 2c (8)	0	(51,213)	(51,213)
2d SIPC Net Operating Revenues	$5,763,314	$5,707,515	$ (55,799)
2e General Assessment	$14,408.29	$14,268.79	
2B Less payment SIPC 6	6,717.22	6,717.22	
2F Total assessment balance	$ 7,691.07	$ 7,551.57	$139.50 overpayment

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Profit and Loss Statement and FOCUS Reports), noting difference as in #2 above;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement and FOCUS Reports) supporting the adjustments, noting a small difference as per #2 above; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. (Not applicable)

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 21, 2015